Exhibit 99.1

LRAD CORPORATION REPORTS RECORD FISCAL YEAR

REVENUES AND PROFITS FOR FY 2011

SAN DIEGO, CA, December 5, 2011 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of acoustic hailing devices (AHDs), today reported record revenues of $26.5 million and record net income of $0.15 per diluted share for the fiscal year ended September 30, 2011.

In addition to record fiscal year revenues and profits, accomplishments in fiscal 2011 included:

•	Achieved record Company revenues for the fourth straight fiscal year and second consecutive year of profitability; the first two years of profitability in the Company’s history.

•	Recorded fifth consecutive fiscal year of double digit LRAD® systems and services sales growth.

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Grew international business by 254% year over year, which included the delivery of the largest single order in the Company’s history to date: $12.1 million in LRAD systems to a military service of a foreign government.

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Completed the development of the LRAD 2000X™, the Company’s most powerful AHD to date, to meet the requirements of larger security applications. The LRAD 2000X was released for sale this quarter (fiscal Q1 2012).

•	Developed and launched a wireless version of the LRAD 100X™, receiving strong initial market acceptance. Wireless capability is being implemented throughout the LRAD product family.

•	Increased cash balance by $8.4 million through positive cash flow from operating activities and exercise of warrants.

“Our record fiscal 2011 financial results demonstrate the versatility of our proprietary Long Range Acoustic Device® systems and their growing international acceptance,” said Tom Brown, president and CEO of LRAD Corporation. “By expanding LRAD sales to the international military, domestic law enforcement, and wildlife preservation/critical asset protection markets, we were able to achieve record fiscal year revenues and profits in spite of a 40% reduction in year over year U.S. Military business due to ongoing Federal budget uncertainty.”

Revenues for fiscal year 2011 increased 59% to $26.5 million, compared to $16.7 million for fiscal year 2010. The increase in fiscal year 2011 revenues was derived primarily from the shipment of a $12.1 million order to a foreign government.

Gross profit for fiscal 2011 was $15.9 million or 60% of total revenues, compared to $9.2 million, or 55% of total revenues for fiscal 2010. The increase in gross profit was primarily due to increased revenues, increased fixed cost absorption and lower product cost due to higher volume purchases.

Operating expenses for fiscal 2011 increased 63% to $10.9 million, compared to $6.7 million in fiscal 2010. The increase was primarily attributed to increases of $2.8 million for sales commissions, primarily related to the large foreign government sale, $1.1 million for bonus expense based on meeting annual performance targets, and $385,000 for salary and consulting expense, primarily related to increased business development staffing.

Net income for fiscal 2011 was $5.0 million, or $0.15 per diluted share, compared to net income of $3.0 million, or $0.10 per diluted share, for fiscal 2010. The increases in net income and per share income were due primarily to increased international sales of the Company’s LRAD-X® systems.

“In fiscal 2012, we will continue to enhance our LRAD systems in response to customer feedback and market expansion opportunities, and work to further diversify our customer base. While we are facing protracted government budget delays and spending uncertainty, we remain focused on securing significant domestic and international business,” Brown concluded. “We look forward to discussing our fiscal year 2011 financial results and some of our fiscal 2012 business prospects on tomorrow’s conference call.”

About LRAD Corporation

LRAD Corporation has thousands of Long Range Acoustic Device® (LRAD®) communication systems in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2011. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:

Robert Putnam

+1 858.676.0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	September 30,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$13,871	$5,421
Restricted cash	606	—
Accounts receivable, net	5,098	4,188
Inventories, net	2736	2,784
Prepaid expenses and other	664	205
Assets of discontinued operations	6	113

Total current assets	22,981	12,711
Equipment, net	75	124
Intangible assets, net	226	278
Prepaid expenses—noncurrent	1,219	58

Total assets	$24,501	$13,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,040	$965
Accrued liabilities	2,900	1,533
Liabilities of discontinued operations	9	53

Total current liabilities	3,949	2,551
Other liabilities—noncurrent	277	282

Total liabilities	4,226	2,833

Total stockholders’ equity	20,275	10,338

Total liabilities and stockholders’ equity	$24,501	$13,171

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

	Years Ended September 30,
	2011	2010
Revenues	$26,507	$16,694
Cost of revenues	10,577	7,520

Gross profit	15,930	9,174

Operating expenses:
Selling, general and administrative	8,464	4,660
Research and development	2,484	2,062

Total operating expenses	10,948	6,722

Income from operations	4,982	2,452
Other income	47	748

Income from continuing operations before income taxes	5,029	3,200
Income tax expense	75	167

Income from continuing operations	4,954	3,033
Income (loss) from discontinued operations	69	(49)

Net income	$5,023	$2,984

Net income per common share—continuing operations:
Basic	$0.16	$0.10
Diluted	$0.15	$0.10
Net income per common share—discontinued operations:
Basic	$0.00	$(0.00)
Diluted	$0.00	$(0.00)
Net income per common share:
Basic	$0.16	$0.10
Diluted	$0.15	$0.10
Weighted average common shares outstanding:
Basic	31,755,157	30,589,212

Diluted	32,722,632	31,111,330